Exhibit 99.2
ASML — Summary U.S. GAAP Consolidated Statements of Operations1

	Three months ended,				Nine months ended,
(in thousands EUR, except per share data)	Oct 1, 2006		Sep 30, 2007		Oct 1, 2006		Sep 30, 2007

Net system sales	856,556		849,195		2,250,475		2,538,952
Net service and field option sales	101,877		91,142		279,103		296,842

Total net sales	958,433		940,337		2,529,578		2,835,794

Cost of sales	567,519		553,244		1,506,120		1,671,583

Gross profit on sales	390,914		387,093		1,023,458		1,164,211

Research and development costs, net of credits	100,321		120,077		279,652		356,829
Amortization of in process R&D	—		—		—		23,148
Selling, general and administrative costs	51,442		56,045		152,732		168,771

Income from operations	239,151		210,971		591,074		615,463
Interest income (expense)	(365)		9,527		(6,629)		27,956

Income from operations before income taxes	238,786		220,498		584,445		643,419
Provision for income taxes	(66,768)		(52,513)		(165,281)		(161,626)

Net income	172,018		167,985		419,164		481,793

Basic net income per ordinary share	0.37		0.35		0.88		1.02
Diluted net income per ordinary share	0.35	[2]	0.35	[2]	0.83	[2]	1.01	[2]

Number of ordinary shares used in computing per share amounts (in thousands):
Basic	460,739		474,557		474,957		472,842
Diluted	521,362	[2]	481,724	[2]	535,987	[2]	479,881	[2]
ASML — Ratios and Other Data1

	Three months ended,		Nine months ended,
	Oct 1, 2006	Sep 30, 2007	Oct 1, 2006	Sep 30, 2007

Gross profit as a % of net sales	40.8	41.2	40.5	41.1
Income from operations as a % of net sales	25.0	22.4	23.4	21.7
Net income as a % of net sales	17.9	17.9	16.6	17.0
Shareholders’ equity as a % of total assets	45.2	35.9	45.2	35.9
Income taxes as a % of income before income taxes	28.0	23.8	28.3	25.1
Sales of new systems (in units)	59	54	156	185
Sales of used systems (in units)	12	5	38	20
Sales of systems total (in units)	71	59	194	205
Backlog new systems (in units)	143	84	143	84
Backlog used systems (in units)	8	6	8	6
Backlog systems total (in units)	151	90	151	90
Net bookings new systems (in units)	88	35	213	116
Net bookings used systems (in units)	7	5	37	16
Net bookings total (in units)	95	40	250	132
Number of employees	5,388	6,403	5,388	6,403

ASML — Summary U.S. GAAP Consolidated Balance Sheets1

(in thousands EUR)	Dec 31, 2006	Sep 30, 2007

ASSETS
Cash and cash equivalents	1,655,857	2,445,227
Accounts receivable, net	672,762	611,697
Inventories, net	808,481	1,021,182
Other current assets	288,938	345,501

Total current assets	3,426,038	4,423,607

Other assets	236,031	183,431
Intangible assets, net	18,076	177,569
Property, plant and equipment, net	270,890	343,246

Total assets	3,951,035	5,127,853
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	1,181,413	2,380,076
Convertible subordinated debt	380,000	44,429
Other long term debt and deferred liabilities	233,167	860,465
Shareholders’ equity	2,156,455	1,842,883

Total liabilities and shareholders’ equity	3,951,035	5,127,853
ASML — Summary U.S. GAAP Consolidated Statements of Cash Flows1

	Three months ended,		Nine months ended,
(in thousands EUR)	Oct 1, 2006	Sep 30, 2007	Oct 1, 2006	Sep 30, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	172,018	167,985	419,164	481,793
Depreciation and amortization	29,634	28,261	72,465	105,724
Change in tax assets and liabilities	61,771	(4,883)	73,531	37,114
Change in assets and liabilities	(261,230)	(22,153)	(451,998)	(21,795)

Net cash provided by operating activities	2,193	169,210	113,162	602,836
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(16,615)	(49,676)	(47,555)	(125,188)
Proceeds from sale of property, plant and equipment	1,376	1,698	2,742	15,927
Purchase of intangible assets	—	(253)	—	(204,797)
Acquired financial fixed assets	—	—	—	744
Acquired cash	—	—	—	6,127

Net cash used in investing activities	(15,239)	(48,231)	(44,813)	(307,187)
CASH FLOWS FROM FINANCING ACTIVITIES:
Purchase of shares	(148,146)	—	(400,750)	(156,253)
Net proceeds from issuance of shares and stock options	9,442	29,103	24,151	62,167
Excess tax benefits from stock options	—	262	—	1,000
Net proceeds from issuance of bonds	—	—	—	593,790
Redemption and/or repayment of debt	(310)	(1,530)	(923)	(1,875)

Net cash provided by (used in) financing activities	(139,014)	27,835	(377,522)	498,829

Net cash flows	(152,060)	148,814	(309,173)	794,478
Effect of changes in exchange rates on cash	1,482	(2,846)	(14,547)	(5,108)

Net increase (decrease) in cash & cash equivalents	(150,578)	145,968	(323,720)	789,370

ASML — Quarterly Summary U.S. GAAP Consolidated Statements of Operations1

	Three months ended,
(in millions EUR)	Oct 1, 2006	Dec 31, 2006	Apr 1, 2007	Jul, 1, 2007	Sep, 30, 2007

Net system sales	856.5	978.6	858.9	830.8	849.2
Net service and field option sales	101.9	88.9	101.3	104.4	91.1

Total net sales	958.4	1,067.5	960.2	935.2	940.3

Cost of sales	567.5	628.9	567.6	550.7	553.2

Gross profit on sales	390.9	438.6	392.6	384.5	387.1

Research and development costs, net of credits	100.3	106.9	116.5	120.3	120.1
Amortization of in process R&D	—	—	23.1	—	—
Selling, general and administrative costs	51.4	52.1	56.3	56.4	56.0

Income from operations	239.2	279.6	196.7	207.8	211.0
Interest income (expense)	(0.4)	5.7	10.3	8.2	9.5

Income from operations before income taxes	238.8	285.3	207.0	216.0	220.5
Provision for income taxes	(66.8)	(79.8)	(53.7)	(55.5)	(52.5)

Net income	172.0	205.5	153.3	160.5	168.0
ASML — Quarterly Summary Ratios and other data1

	Three months ended,
	Oct 1, 2006	Dec 31, 2006	Apr 1, 2007	Jul 1, 2007	Sep 30, 2007

Gross profit as a % of net sales	40.8	41.1	40.9	41.1	41.2
Income from operations as a % of net sales	25.0	26.2	20.5	22.2	22.4
Net income as a % of net sales	17.9	19.3	16.0	17.2	17.9
Shareholders’ equity as a % of total assets	45.2	54.6	53.5	47.5	35.9
Income taxes as a % of income before income taxes	28.0	28.0	25.9	25.7	23.8
Sales of new systems (in units)	59	64	66	65	54
Sales of used systems (in units)	12	8	11	4	5
Sales of systems total (in units)	71	72	77	69	59
Backlog new systems (in units)	143	153	146	103	84
Backlog used systems (in units)	8	10	2	6	6
Backlog systems total (in units)	151	163	148	109	90
Value of backlog new systems (EUR million)	2,099	2,120	2,157	1,718	1,737
Value of backlog used systems (EUR million)	27	26	6	27	32
Value of backlog systems total (EUR million)	2,126	2,146	2,163	1,745	1,769
Net bookings new systems (in units)	88	74	59	22	35
Net bookings used systems (in units)	7	10	3	8	5
Net bookings total (in units)	95	84	62	30	40
Number of employees	5,388	5,594	5,975	6,213	6,403

ASML — Summary U.S. GAAP Consolidated Balance Sheets1

(in millions EUR)	Oct 1, 2006	Dec 31, 2006	Apr 1, 2007	Jul 1, 2007	Sep 30, 2007

ASSETS
Cash and cash equivalents	1,580.9	1,655.9	1,463.2	2,299.3	2,445.2
Accounts receivable, net	674.5	672.7	648.6	567.8	611.7
Inventories, net	837.2	808.5	906.7	972.9	1,021.2
Other current assets	263.8	288.9	310.5	315.4	345.5

Total current assets	3,356.4	3,426.0	3,329.0	4,155.4	4,423.6

Other assets	196.9	236.0	216.4	246.0	183.4
Intangible assets, net	19.7	18.1	194.6	189.9	177.6
Property, plant and equipment, net	281.5	270.9	288.5	313.5	343.3

Total assets	3,854.5	3,951.0	4,028.5	4,904.8	5,127.9
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	1,518.6	1,181.4	1,221.3	1,321.5	2,380.1
Convertible subordinated debt	380.0	380.0	380.0	380.0	44.4
Other long term debt and deferred liabilities	214.4	233.1	270.7	875.6	860.5
Shareholders’ equity	1,741.5	2,156.5	2,156.5	2,327.7	1,842.9

Total liabilities and shareholders’ equity	3,854.5	3,951.0	4,028.5	4,904.8	5,127.9
ASML — Summary U.S. GAAP Consolidated Statements of Cash Flows1

	Three months ended,
(in millions EUR)	Oct 1, 2006	Dec 31, 2006	Apr 1, 2007	Jul 1, 2007	Sep 30, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	172.0	205.5	153.3	160.5	168.0
Depreciation and amortization	29.6	32.0	50.4	27.0	28.3
Change in tax assets and liabilities	61.8	(45.2)	30.9	11.1	(4.9)
Change in assets and liabilities	(261.2)	172.0	(61.3)	61.7	(22.2)

Net cash provided by operating activities	2.2	364.3	173.3	260.3	169.2
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(16.6)	(23.1)	(35.8)	(39.7)	(49.7)
Proceeds from sale of property, plant and equipment	1.3	2.5	4.3	9.9	1.7
Purchases of intangible assets	—	(0.1)	(201.6)	(2.9)	(0.2)
Acquired financial fixed assets	—	—	0.7	—	—
Acquired cash	—	—	6.1	—	—

Net cash used in investing activities	(15.3)	(20.7)	(226.3)	(32.7)	(48.2)
CASH FLOWS FROM FINANCING ACTIVITIES:
Purchase of shares	(148.1)	(277.6)	(156.3)	—	—
Net proceeds from issuance of shares and stock options	9.4	13.5	18.1	15.0	29.1
Excess tax benefits from stock options	—	1.1	0.6	0.1	0.2
Net proceeds from issuance of bonds	—	—	—	593.8	—
Redemption and/or repayment of debt	(0.3)	(7.4)	(0.2)	(0.1)	(1.5)

Net cash provided by (used in) financing activities	(139.0)	(270.4)	(137.8)	608.8	27.8

Net cash flows	(152.1)	73.2	(190.8)	836.4	148.8
Effect of changes in exchange rates on cash	1.5	1.8	(1.9)	(0.4)	(2.8)

Net increase (decrease) in cash & cash equivalents	(150.6)	75.0	(192.7)	836.0	146.0

ASML — Notes to the Summary U.S. GAAP Consolidated Financial Statements
Basis of Presentation
ASML follows accounting principles generally accepted in the United States of America (“U.S. GAAP”). Further disclosures, as required under U.S. GAAP in annual reports, are not included in the summary consolidated financial statements. The accompanying consolidated financial statements are stated in thousands of euros (‘EUR’).
Principles of consolidation
The consolidated financial statements include the accounts of ASML Holding N.V. and all of its majority-owned subsidiaries. Subsidiaries are all entities over which ASML has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. All intercompany profits, balances and transactions have been eliminated in the consolidation.
Use of estimates
The preparation of ASML’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities on the balance sheet dates and the reported amounts of revenue and expense during the reported periods. Actual results could differ from those estimates.
Recognition of revenues
ASML recognizes revenue when all four revenue recognition criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; seller’s price to the buyer is fixed or determinable; and collectibility is reasonably assured. At ASML, this policy generally results in revenue recognition from the sale of a system upon shipment. The revenue from the installation of a system is generally recognized upon completion of that installation at the customer site. Each system undergoes, prior to shipment, a “Factory Acceptance Test” in ASML’s clean room facilities, effectively replicating the operating conditions that will be present on the customer’s site, in order to verify whether the system will meet its standard specifications and any additional technical and performance criteria agreed with the customer. A system is shipped, and revenue recognized, only after all specifications are met and customer sign-off is received or waived. Although each system’s performance is re-tested upon installation at the customer’s site, ASML has never failed to successfully complete installation of a system at a customer premises.
For arrangements containing multiple elements, the revenue relating to the undelivered elements is deferred at estimated fair value until delivery of these elements. Revenue from installation services and service contracts provided to our customers is initially deferred and is recognized when the installation is completed and, in case of service contracts, over the life of those contracts. Revenue from extended and enhanced warranty is recognized in income on a straight-line basis over the contract period. The costs of providing services under extended and enhanced warranty are recognized when they occur.

ASML — Reconciliation U.S. GAAP — IFRS1

Net income	Three months ended,		Nine months ended,
(in thousands EUR)	Oct 1, 2006	Sep 30, 2007	Oct 1, 2006	Sep 30, 2007

Net income under U.S. GAAP	172,018	167,985	419,164	481,793
Share-based Payments (see Note 1)	1,530	279	1,802	293
Capitalization of development costs (see Note 2)	6,533	9,594	29,032	29,575
Convertible Subordinated Notes (see Note 3)	(7,227)	(2,265)	(22,694)	(6,661)
Other (see Note 4)	—	—	—	(7,648)

Net income under IFRS	172,854	175,593	427,304	497,352
Shareholders’ equity

(in thousands EUR)	Oct 1, 2006	Dec 31 2006	Apr 1, 2007	Jul 1, 2007	Sep 30, 2007

Shareholders’ equity under U.S. GAAP	1,741,492	2,156,455	2,156,472	2,327,742	1,842,883
Share-based Payments (see Note 1)	5,269	343	523	3,924	7,126
Capitalization of development costs (see Note 2)	80,848	90,769	113,451	110,749	120,344
Convertible Subordinated Notes (see Note 3)	32,524	31,416	29,239	27,019	2,894
Other (see Note 4)	—	—	—	—	—

Shareholders’ equity under IFRS	1,860,133	2,278,983	2,299,685	2,469,434	1,973,247
Notes to the reconciliation from U.S. GAAP to IFRS
Note 1 Share-based Payments
Under IFRS, ASML applies IFRS 2, “Share-based Payments” beginning from January 1, 2004. In accordance with IFRS 2, ASML records as an expense the fair value of its share-based payments with respect to stock options granted to its employees after November 7, 2002.
Under U.S. GAAP, until December 31, 2005, ASML accounted for stock option plans using the intrinsic value method in accordance with APB 25 “Accounting for stock issued to employees” and provided pro forma disclosure of the impact of the fair value method on net income and earnings per share in accordance with SFAS No. 123 “Accounting for Stock Based Compensation”. As of January 1, 2006, ASML applies SFAS No. 123(R) “Share-Based Payment” which is a revision of SFAS No.123. SFAS 123(R) requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based upon the grant-date fair value of those instruments.
Note 2 Capitalization of development costs
Under IFRS, ASML applies IAS 38, “Intangible Assets”. During the second half of 2004, ASML made changes to its administrative systems in order to provide sufficient information to comply with IFRS beginning from January 1, 2005. Sufficient reliable information to account for capitalization of development expenditures under IFRS before January 1, 2005 is not available. Under IAS 38, capitalized development expenditures are amortized over the expected useful life of the related product generally ranging between 2 and 3 years. Amortization starts when the developed product is ready for volume production.
Under U.S. GAAP, ASML applies SFAS No. 2, “Accounting for Research and Development Costs”. In accordance with SFAS No. 2, ASML charges costs relating to research and development to operating expense as incurred.

Note 3 Convertible Subordinated Notes
Under IFRS, ASML applies IAS 32 “Financial instruments: Disclosure and presentation” and IAS 39 “Financial instruments: Recognition and measurement” beginning from January 1, 2005. In accordance with IAS 32 and IAS 39, ASML accounts separately for the equity and liability component of its convertible notes (“Split accounting”). The equity component relates to the grant of a conversion option to shares to the holder of the bond. Split accounting results in additional interest charges.
Under U.S. GAAP, ASML accounts for its convertible bonds as a liability at the principal amount outstanding.
Note 4 Other
Other differences between IFRS and U.S. GAAP mainly relate to a different accounting treatment of income tax.
“Safe Harbor” Statement under the U.S. Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements that are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

1.)	Except for balance sheet data as of December 31, 2006, all figures are unaudited.

2.)	The calculation of diluted net income per ordinary share assumes conversion of our Subordinated Notes as such conversions would have a dilutive effect.